UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated October 8, 2015

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name in English)

Turkcell Plaza
Mesrutiyet Caddesi No. 71
34430 Tepebasi
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                     No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                     No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: A press release dated October 8, 2015 announcing the completion of the book building process of the bond issuance.

Istanbul, October 8, 2015

Announcement Regarding Completion of the Book Building Process of the Bond Issuance

Subject: Statement made pursuant to Communiqué II-15.1 of the Capital Markets Board

Debt Instrument ISIN Code	: US900111AA39 / XS1298711729

Debt Instrument Type	: Eurobond

Debt Instrument Maturity	: 10 years

Debt Instrument Issuance Amount	: USD 500 million

The book building process of the planned bond issuance of our Company has been completed. The bonds were placed in accordance with Rule144A and Regulation S and are expected to be quoted on the Irish Stock exchange. The bonds to be issued are of an aggregate principal amount of USD 500 million with a 10 year maturity, a redemption date of 15.10.2025 and coupon rate of 5.75% based on a 5.95% reoffer yield.

The sale and issuance process is expected to be completed as of October 15, 2015 after a subscription agreement is signed and a tranche issuance certificate from the CMB is obtained, subject to customary conditions.

This announcement appears for information purposes only and does not constitute an offer with respect to the securities described herein, in the United States of America or elsewhere.  Such securities may not be offered or sold in the United States absent registration or an exemption from registration.  Any public offering of securities in the United States will only be made by means of a duly registered prospectus.

For inquiries:

Turkcell Investor Relations

investor.relations@turkcell.com.tr

Tel: + 90 212 313 1888

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.

Date: October 8, 2015	By:	/s/Murat Dogan Erden
	Name:	Murat Dogan Erden
	Title:	Chief Financial Officer

TURKCELL ILETISIM HIZMETLERI A.S.

Date: October 8, 2015	By:	/s/Nihat Narin
	Name:	Nihat Narin
	Title:	Investor Relations Director